October 7, 2014	News Release 14–18

SILVER STANDARD PROVIDES Q3 2014 PRODUCTION RESULTS
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) provides its third quarter 2014 operational update for the Pirquitas mine in Jujuy, Argentina and the Marigold mine in Nevada, U.S.

Third Quarter 2014 Operating Highlights:

▪
Exceeded gold production schedule at Marigold: Produced 40,442 ounces of gold 83% higher than in the previous quarter and 23% higher than the third quarter guidance of 33,000 ounces. As a result, Marigold is on track to exceed 2014 production guidance.

▪	Delivered strong production at Pirquitas: Record 2.6 million ounces of silver produced, 25% higher than in the previous quarter, and 7.0 million pounds of zinc, on track to deliver full year guidance.
“With both our mines performing strongly the second half of 2014 is reflecting the focus and discipline applied in our business,” said John Smith, President and CEO. “Both Pirquitas and Marigold have delivered to plan through the rigorous application of operational excellence. These operational results underscore how important good people working to plan and executing on strong processes are to our business.”

Pirquitas mine, Argentina

		Q3 2014	Q2 2014	% Change
Total material mined	kt	4,315	4,052	6.5%
Waste removed	kt	3,831	3,550	7.9%
Strip ratio	w/o	7.9	7.1	12.0%
Silver mined grade	g/t	160	167	(4.10)%
Zinc mined grade	%	1.36	2.07	(34.30)%
Ore milled	kt	407	402	1.2%
Silver mill feed grade	g/t	248	213	16.3%
Zinc mill feed grade	%	1.79	2.19	(18.10)%
Silver recovery	%	78.7	74.3	6.0%
Zinc recovery (zinc concentrate)%		44	48	(8.80)%
Silver produced	‘000 oz	2,551	2,042	24.9%
Zinc produced (zinc concentrate)	‘000 lbs	7,030	9,319	(24.60)%
Silver sold	‘000 oz	1,859	1,926	(3.30)%
Zinc sold (zinc concentrate)	‘000 lbs	8,062	5,307	51.9%
Note: Percent changes are calculated using rounded numbers presented in the table.

The Pirquitas mine produced 2.6 million ounces of silver during the third quarter of 2014, higher than the 2.0 million ounces produced in the second quarter of 2014, and on track to meet full year guidance. The mine also produced 7.0 million pounds of zinc in zinc concentrate in the third quarter. The quarter-on-quarter increase in silver production is due to an increase in mill feed grade and better silver recoveries. During the third quarter, we recognized sales of 1.9 million ounces of silver and 8.1 million pounds of zinc.

Mill throughput was in line with the second quarter and continued to be 11% above the mill’s nominal design. Ore milled during the third quarter contained an average silver grade of 248 g/t, higher than the 213 g/t reported in the second quarter. The average recovery rate for silver increased to 78.7% from 74.3% in the previous quarter due to a greater proportion of fresh sulphide ore being milled. The increase in milled grade was due to blending mine feed with previously mined stockpiled material.

Marigold mine, U.S.

		Q3 2014	Q2 2014	% Change
Total material mined	kt	18,832	18,338	2.7%
Waste removed	kt	13,821	15,986	(13.50)%
Strip ratio	w/o	2.8	6.8	(59.40)%
Ore to leach pad	kt	5,011	2,352	113.1%
Gold grade to leach pad	g/t	0.53	0.34	56.2%
Gold recovery	%	73%	73%	0.0%
Gold produced	oz	40,442	22,060	83.3%
Gold sold	oz	38,245	21,990	73.9%
Note: Second quarter 2014 data presented in this table is for the period April 1 to June 30, 2014, the period for which Silver Standard was entitled to all economic benefits of the Marigold mine per the Purchase and Sale Agreement dated April 4, 2014.

During the third quarter of 2014, the Marigold mine produced 40,442 ounces of gold, significantly higher than the second quarter production of 22,060 ounces of gold and on track to exceed 2014 production guidance. Gold sales totaled 38,245 ounces for the quarter.

The majority of ore mined in the third quarter was from the Mackay Phase 1 pit which benefited from stripping activity done during the second quarter that provided direct access to higher grade material. A total of 18.8 million tonnes of material were mined in the third quarter of 2014, of which 5.0 million tonnes of ore were delivered to the heap leach pads at a grade of 0.53 g/t gold, consistent with our plan for the year. This compares to 18.3 million tonnes of total material moved in the second quarter, with 2.4 million tonnes of ore delivered to the heap leach pads at a grade of 0.34 g/t gold.

Third Quarter Earnings Release

Silver Standard plans to issue its third quarter earnings release on Wednesday, November 5, 2014 after markets close.

Qualified Persons

The scientific and technical data contained in this news release relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, B.Sc. (Hons), a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 34-101”) and our Director, Metallurgy. The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a Qualified Person under NI 43-101 and our Technical Services Manager at the Marigold mine.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
This news release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine and the Marigold mine; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to complete and successfully integrate announced acquisitions, including the Marigold mine acquisition; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrates and metals; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; governmental laws and regulations, including health, safety and environmental laws and regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; recoverability of deferred consideration to be received in connection with recent divestitures; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for properties; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; shortage or poor quality of equipment or supplies; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers, and assessments; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F filed with the U.S. Securities and Exchange Commission and Annual Information Form filed with Canadian securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things: our ability to carry on our exploration and development activities; our ability to meet our obligations under our property agreements; the timing and results of drilling programs; the discovery of Mineral Resources and Mineral Reserves on our mineral properties; the timely receipt of required approvals and permits; the price of the minerals we produce; the costs of operating and exploration expenditures; our ability to operate in a safe, efficient and effective manner; our ability to obtain financing as and when required and on reasonable terms; and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.